April 27, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Kathryn Hinke

Re:       Prudential Investment Portfolios 2:

Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940

Securities Act File No. 333-215689

Investment Company Act No. 811-09999

Dear Ms. Hinke:

Transmitted herewith for filing on behalf of Prudential Investment Portfolios 2 (the “Trust” or the “Registrant”) is Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) with respect to eight series of the Trust: Prudential QMA US Broad Market Index Fund, Prudential QMA Mid-Cap Core Equity Fund, Prudential QMA International Developed Markets Index Fund, Prudential QMA Emerging Markets Equity Fund, Prudential Jennison Small-Cap Core Equity Fund, Prudential Core Conservative Bond Fund, Prudential TIPS Fund and Prudential Commodity Strategies Fund (the “Funds”). The Funds previously filed through EDGAR on January 25, 2017 a registration statement (the “Registration Statement”) on Form N-1A under the 1933 Act and the 1940 Act. The Amendment is being filed in order to register the Funds’ shares under the 1933 Act and to respond to comments received on the Registration Statement from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”).

This letter is intended to respond to the comments on the Registration Statement that the Staff of the SEC conveyed in writing to Diana Huffman on February 24, 2017. For your convenience, a summary of the Staff’s comments is included herein and the Registrant’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in the Amendment filed herewith. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page references are to the Registration Statement.

GENERAL COMMENTS (applies to all Funds, where applicable)

1.                  Comment. The Item 4 principal investment strategies should provide a summary of the Fund’s principal investment strategies. Form N-1A requires a fund to disclose its principal investment strategies, including the type or types of securities in which the fund principally invests or will invest. (See Items 4(a) and 9(b) of Form N-1A.) Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the fund’s investment objectives, and how the strategy affects the fund’s potential risks and returns. (See Instr. 2 to Item 9(b) of Form N-1A.) In assessing what is a principal investment strategy, a fund should consider, among other things, the amount of the fund’s assets expected to be committed to the strategy, the amount of the fund’s assets expected to be placed at risk by the strategy, and the likelihood of the fund losing some or all of those assets from implementing the strategy. The item 4 principal investment strategies, rather than providing a summary, largely repeat the item 9 disclosures set forth later in the Prospectus. Please revise accordingly.

Response

The Registrant has reviewed the Item 4 disclosures in the Prospectus and confirms that they include only the principal investment strategies and risks for each Fund.

2.                  Comment. Since the disclosure describes investments in derivative instruments in each Fund except the Prudential QMA Emerging Markets Equity and Prudential Jennison Small-Cap Core Equity Funds, please review the Funds’ principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that they describe the actual derivative instruments that the Funds intend to use to achieve their investment objectives. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010 (the “Miller Letter”); see also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013- 03.pdf. Please also move the disclosure describing possible changes to regulations affecting derivatives from the principal risks section to the principal investment strategies section of the prospectus.

Response

The Registrant hereby confirms that the disclosure is, in its view, consistent with the Staff guidance set forth in the Miller Letter.

QMA US Broad Market Index Fund

3.                  Comment. In the investment objective on page 5, please consider removing the phrase, “to seek to,” from the investment objective. (See also p. 47)

Response

The Registrant respectfully declines to make this change.

4.                  Comment. The principal strategies include a description of the distinction between “investable assets” and “total assets.” Please consider moving this description to the Item 9 disclosure. (See also pp. 10, 15, 24, 27, 33)

Response

The requested changes have been made.

5.                  Comment. The principal strategies disclose that the Fund may invest up to a maximum of 5% of the market value of the Fund in ETFs. Please consider replacing “market value” with “net assets.”

Response

The Registrant respectfully declines to make this change. Net assets mean assets less liabilities. We believe that market value is closer to total assets. Section 12(d)(1)(A)(ii) and (iii) of the 1940 Act refer to “total assets”, which is defined in Rule 5b-1 as “gross assets” for purposes of Section 12, so we believe this is the appropriate meaning.

6.                  Comment. Please consider including tracking error risk as a principal risk of investing in the fund.

Response

The requested changes have been made.

QMA Mid-Cap Core Equity Fund

7.                  Comment. Please explain supplementally how derivatives will be valued for purposes of the fund's 80% policy. In addition, please explain supplementally why you believe it is appropriate to consider convertible securities as equity securities. If there are any constraints, such as only counting convertible securities where the conversion feature is in the money, please state so.

Response

The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act. To the extent the Fund counts derivatives related to or referencing equity securities towards its 80% policy, the Fund reserves the right to use the derivatives’ notional value for purposes of the 80% policy. We believe this approach is consistent with the purpose of Rule 35d-1 in providing shareholders with insight into the expected exposure of the Fund’s portfolio. We respectfully submit that such treatment is consistent with the Staff’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

The reference to convertible securities has been removed from the prospectus.

QMA Mid-Cap Core Equity Fund

8.                  Comment. Please revise the explanation of ETF securities as the disclosure could be read to suggest that an ETF is a fund of mutual funds or UITs. Please also consider whether such a lengthy description of Exchange Traded Funds is appropriate in item 4, particularly given the fact that the Fund is expected to have no AFFE, suggesting a small investment, if any, in ETFs.

Response

The requested changes have been made.

QMA International Developed Markets Index Fund

9.                  Comment. On page 14, footnote two of the Fund’s fees and expenses table states that “[t]he Manager has contractually agreed through February 28, 2018 to reimburse and/or waive fees . . . .” Please note that the fee waiver may be disclosed only if it will last at least one year from the effective date of the registration statement and revise accordingly.

Response

The requested changes have been made. The expense cap will remain in effect through February 28, 2019.

10.              Comment. Principal Investment Strategies, p. 15: (a) Please briefly describe the entity “FTSE International Limited.” (b) If available, please provide updated data regarding market capitalizations of the companies included in the Russell Developed Ex North America Large Cap Index.

Response

(a) FTSE International Limited provides index and data services. It offers real time daily and historical data services for traders and portfolio managers to monitor global market developments; index-based derivatives that include futures and options, and financial contracts; and custom index solutions to various clients, including buy side, sell side, custodians, asset owners, exchanges, investment consultants, and exchange-traded fund providers. The company’s indexes enable investment banks, asset managers, plan sponsors, and custodians to benchmark their investment performance and create ETFs, index funds, structured products, and index-based derivatives. It serves institutional investors, asset managers, advisors, academics, and ETF sponsors worldwide. The company was founded in 1995 and is based in London, United Kingdom. As of December 16, 2011, FTSE International Limited operates as a subsidiary of London Stock Exchange Group plc.

(b) The information has been updated as requested. Please note that we understand that FTSE will only provide total market cap updates on a 3 month lag and, as a result, November 2016 data is the most current information available at this time.

11.              Comment. Please consider including tracking error risk as a principal risk of investing in the Fund.

Response

The requested changes have been made.

QMA Emerging Markets Equity Fund

12.              Comment. On page 19, footnote two of the Fund’s fees and expenses table states that “[t]he Manager has contractually agreed through February 28, 2018 to reimburse and/or waive fees . . . .” Please note that the fee waiver may be disclosed only if it will last at least one year from the effective date of the registration statement and revise accordingly.

Response

The requested changes have been made. The expense cap will remain in effect through February 28, 2019.

13.              Please briefly explain the term “emerging market”.

Response

The Registrant respectfully submits that as revised the disclosure makes clear that the Fund defines “emerging market” by reference to the MSCI Emerging Markets Index.

14.              Comment. In the final sentence of the sixth paragraph under Principal Investment Strategies, please define the term phrase “emerging markets universe.” (See also p.61, paragraph 7)

Response

The Emerging Market Universe refers to the MSCI Emerging Market Standard Index constituents (including ADR/GDRs whose underlyings are index constituents) defined by MSCI.

15.              Comment. The principal investment strategy notes that “[t]he Fund may invest in securities of issuers of any market capitalization size.” If appropriate, please include “Large Sized Companies” as a principal risk.

Response

“Large Capitalization Company Risk” has been added as a risk factor for the Fund.

Prudential Jennison Small-Cap Core Equity Fund

16.              Comment. Please explain supplementally why you believe it is appropriate to consider convertible securities as equity securities. If there are any constraints, such as only counting convertible securities where the conversion feature is in the money, please state so.

Response

As noted in the Prospectus, in addition to common stocks, Jennison may invest in other equity-related securities, including preferred stocks, structured notes, and convertible securities (like bonds, corporate notes and preferred stocks) that it can convert to a company's common stock, the cash value of common stock, or some other equity security.  In applying the Fund’s strategy, the portfolio management team's goal is to identify companies with a majority of the following criteria: strong competitive position, quality management team, demonstrated growth in sales and earnings, balance sheet flexibility and strength and strong earnings growth prospects.  A convertible security is equity-related if it has the features described herein.

17.              Comment. Please include the risks associated with IPOs as a principal risk of investing in the fund.

Response

The requested changes have been made.

18.              Comment. Please explain why Fund of Funds Risk is listed as a principal risk of investing in the fund when the principal strategies do not make any reference to investments in other funds.

Response

This disclosure is intended to alert investors to the risk that since the Funds are available for investment only by other PGIM Investments funds, from time to time, a Fund may experience relatively large redemptions and could be required to liquidate its assets at inopportune times or at a loss or depressed value, which could cause the value of the investor’s investment to decline.

Core Conservative Bond

19.              Comment. In the sixth paragraph of page 27, if appropriate, please update the disclosure concerning Fannie Mae and Freddie Mac. It currently states: “In September 2008, Fannie Mae and Freddie Mac were placed into a conservatorship by the Federal Housing Finance Agency (FHFA). It is unclear what effect this conservatorship will have on securities issued or guaranteed by these entities.”

Response

The Registrant respectfully submits that there are no updates to this disclosure at this time.

20.              Comment. Please explain supplementally how derivatives will be valued for purposes of the Fund’s 80% policy.

Response

As stated above in response to Comment 7, the Fund intends to take into account exposures created by derivative instruments for purposes of its 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act. To the extent the Fund counts derivatives related to or referencing equity securities towards its 80% policy, the Fund reserves the right to use the derivatives’ notional value for purposes of the 80% policy. We believe this approach is consistent with the purpose of Rule 35d-1 in providing shareholders with insight into the expected exposure of the Fund’s portfolio. We respectfully submit that such treatment is consistent with the Staff’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

21.              Comment. Please explain why Fund of Funds Risk is listed as a principal risk of investing in the fund when the principal strategies do not make any reference to investments in other funds.

Response

As stated above in the response to Comment 18, this disclosure is intended to alert investors to the risk that since the Funds are available for investment only by other PGIM Investments funds, from time to time, a Fund may experience relatively large redemptions and could be required to liquidate its assets at inopportune times or at a loss or depressed value, which could cause the value of the investor’s investment to decline.

Commodity Strategies Fund

22.              Comment. Disclose that the Commodity Strategies Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Subsidiary (the “Subsidiary”).

Response

As stated in the Prospectus, the manager and subadviser, in managing the Cayman Subsidiary’s portfolio, are subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Cayman Subsidiary’s portfolio investments and shares of the Cayman Subsidiary. The Fund and the Cayman Subsidiary will test for compliance with certain investment restrictions on a consolidated basis. With respect to Section 18, the Cayman Subsidiary complies with Section 18 on the basis of its own assets, not on an aggregate basis with the Fund.

23.              Comment. Disclose that each investment adviser to the Subsidiary complies with provisions on the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Commodity Strategies Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its manager is a material contract that should be included as an exhibit to the registration statement.

Response

As disclosed in the Registration Statement, the Cayman Subsidiary has management and subadvisory agreements separate from the Fund’s agreements. Since the Cayman Subsidiary is not an investment company, its management and subadvisory agreements are not required to comply with the 1940 Act. Nevertheless, the Cayman Subsidiary’s management and subadvisory agreements were approved by the Trust’s Board at the Fund’s organizational meeting and by the Fund as the Cayman Subsidiary’s sole shareholder. The continuance of these Agreements with the Cayman Subsidiary will be reviewed and approved by the Board of the Cayman Subsidiary and by the Trust’s Board in compliance with Section 15(c) of the 1940 Act.

The Investment Management Agreement between the Cayman Subsidiary and the Manager is included as an exhibit to the Registrant’s registration statement.

24.              Comment. Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

Response

As disclosed in the Prospectus, the Cayman Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. As a result, even though the Cayman Subsidiary is not a registered investment company, the Cayman Subsidiary complies with the provisions of the 1940 Act regarding affiliated transactions, including Rule 17a-3 under the 1940 Act, and custody. As disclosed in the Prospectus, the Cayman Subsidiary has entered into a separate contract for the provision of custody services with the same custodian or with an affiliate of the same custodian that provide those services to the Fund. The Cayman Subsidiary has appointed the Bank of New York Mellon as its custodian.

25.              Comment. Please confirm that any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Commodity Strategies Fund are disclosed.

Response

The Registrant confirms that the principal strategies and risks of the Cayman Subsidiary that are also principal strategies and risks of the Commodity Strategies Fund are disclosed in the Prospectus.

26.              Comment. Confirm in correspondence that: (1) the Cayman Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response

The Registrant confirms that the management fee of the Cayman Subsidiary is reflected in the Fund’s fee table, and the Cayman Subsidiary’s expenses are included in “Other Expenses” in the Fund’s fee table. The Prospectus discloses that the manager has contractually agreed to waive any management fees it receives from the Fund in an amount equal to the management fees paid by the Cayman Subsidiary. This waiver will remain in effect for as long as the Fund remains invested or intends to invest in the Cayman Subsidiary. The Registrant further confirms that the Cayman Subsidiary and its Board of Directors will designate a US agent for service of process.

27.              Comment. On page 40, please define the “Index” when it is first introduced in the Principal Investment Strategies section.

Response

The requested changes have been made.

28.              Comment. In the first sentence of the second paragraph of page 40, please consider changing “or” to “and.”

Response

In response to the Staff’s comment, the Registrant has replaced “or” in the above-referenced sentence with “and/or”.

29.              Comment. Please revise the Asset Segregation disclosure for brevity and include the fuller discussion under item 9 of Form N-1A.

Response

The requested changes have been made.

30.              Comment. On page 46 of the Principal Risks section, please consider changing “Focus Risk” to “Concentration Risk,” as the term “concentration” is used in the principal investment strategies section, above.

Response

The requested changes have been made.

More About the Funds’ Principal and Non-Principal Investment Strategies, Investments and Risks

31.              Comment. The “Securities Lending” disclosure on page 49 states that securities lending cash collateral “will be invested in an affiliated prime money market fund.” Please disclose the name of the affiliated prime money market fund.

Response

The Registrant submits supplementally that the affiliated prime money market fund in which the Funds currently invest securities lending cash collateral is the Prudential Institutional Money Market Fund.

STATEMENT OF ADDITIONAL INFORMATION

32.              Comment. Please update the SAI’s date on the cover page.

Response

The requested change has been made.

33.              Comment. The concentration policy for the Commodity Strategies Fund states that the Fund will not consider the concentration of the Cayman Subsidiary for purposes of the Fund’s concentration policy. It is the staff’s view that a Fund cannot ignore the concentration of its wholly owned subsidiary for purposes of determining compliance with the Fund’s concentration policy. Please advise or revise.

Response

The Fund has a policy that the Fund may not make an investment (other than in obligations of the U.S. government, its agencies or instrumentalities) if, as a result of such investment, 25% or more of the Fund’s total assets (determined at the time of investment) would be invested in any one industry; provided, however, that investment companies and investments in a wholly-owned subsidiary are not considered an industry for purposes of this policy (note that the Fund may invest up to 25% of its assets in the Cayman Subsidiary); and further provided, that the Fund’s investment in a investment company or wholly-owned subsidiary that concentrates its investments in a particular industry or group of industries will not be considered an investment by the Fund in that particular industry or group of industries. With respect to the Cayman Subsidiary, the Fund will look through the Cayman Subsidiary to include its investments in determining compliance with the Fund’s concentration policy. In addition, the Fund will consider the individual commodities in the Cayman Subsidiary or the Fund to be separate industries for purposes of interpreting and implementing the foregoing policy. Please note that since the Fund’s investment in the Cayman Subsidiary may not exceed 25% of its assets, the Fund will not concentrate in the Cayman Subsidiary.

PART C

34.              Comment. Please correct the typo that appears in the final sentence of Item 31.

Response

The requested changes have been made.

ADDITIONAL COMMENTS

Financial Statements, Exhibits, and Certain Other Information

35.              Comment. Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response

Any financial statements, exhibits, and any other required disclosure not included in this registration statement will be filed by pre-effective amendment to the registration statement.

***

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman

Diana Huffman

Vice President & Corporate Counsel